SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

March 14, 2021

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications updates that The Number of Fiber Optic Infrastructure Subscribers of "Partner Fiber" Exceeds 150 Thousand

PARTNER COMMUNICATIONS UPDATES THAT THE
NUMBER OF FIBER OPTIC INFRASTRUCTURE
SUBSCRIBERS OF "PARTNER FIBER"
EXCEEDS 150 THOUSAND

ROSH HA'AYIN, Israel, March 14, 2021 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces that, the number of "Partner Fiber" fiber optic infrastructure subscribers exceeds 150 thousand.

Partner's infrastructure which is wholly owned by the Company and provides home browsing at speeds of up to 1,000 Mhz, was launched in August 2017, and in less than four years, is connected to buildings which contain more than 500 thousand households (Home Connected).

Furthermore, to date, Partner's independent fiber optic infrastructure already reaches more than 760 thousand households (Home passed) with the possibility to connect to the fiber network.

In addition, the Company wishes to update that, as of today, the number of its infrastructure-based internet subscribers (either through the wholesale market on Bezeq/Hot infrastructure or through Partner's fiber optic infrastructure), totals more than 336 thousand.

The Company will continue to publish updates to the data included in report, as part of its quarterly reports.

Ms. Osnat Ronen, Chairperson of Partner’s board of directors, noted: "Partner's Board of Directors is proud of this significant milestone that the Company has achieved. Within a short time, which included coping with the Corona virus, the Company continued to resolutely deploy and connect its independent fiber optic infrastructure throughout the country. This is a move with national significance the telecommunications infrastructure in Israel and a significant improvement that internet customers connected to Partner's fiber optic infrastructure will experience. The Company is committed to the project and will continue to deploy the fiber optics infrastructure and add more subscribers that will benefit from fast Internet in Israel."

Mr. Isaac Benbenisti, CEO of Partner, noted that: "In 2017 we announced our plans to establish a fiber optic project of national significance and today nearly half of Partner's Internet customers are Partner Fiber customers." Mr. Isaac Benbenisti added that "Partner is an example of how it is possible to reach significant deployment volumes in record time and to create a real change in the quality of life and telecommunications infrastructure in Israel, in a win-win project both for the telecommunication consumers and for the Company."

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "estimate", “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “project”, “goal”, “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. We have based these forward-looking statements on our current knowledge and our present beliefs and projections regarding possible future events. These forward-looking statements include the Company's estimation regarding the continued deployment of the Company's fiber optic infrastructure. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner and its operations, including the Company's ability to expand the intended deployment under the current and future regulatory conditions, subject to possible economic, regulatory, legal and other developments. In light of these risks, uncertainties, assumptions and future developments, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications

Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see:

http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. Tamir Amar Chief Financial Officer Tel: +972-54-781-4951	Amir Adar Head of Investor Relations and Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.
By:	/s/ Tamir Amar
Name:	Tamir Amar
Title:	Chief Financial Officer

Dated: March 14, 2021